SEC File No. 33-

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                               FORM S-3
          Registration Statement Under Securities Act of 1933

                            U.S. ENERGY CORP.
        (Exact Name of registrant as specified in its charter)

          Wyoming                                 83-0205516
(State or other jurisdiction                 (I.R.S. Employer
of incorporation)                            Identification No.)

      877 North 8th West, Riverton, Wyoming 82501, Tel. 307/856-9271 (Address and telephone of registrant's principal executive offices)

           Daniel P. Svilar (same address and telephone number)
       (Name, address and telephone of agent for service of process)

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933,or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. _____

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the
following box.   X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offerings. _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _____

                      Calculation of Registration Fee

Title of each                              Proposed
class of                      Proposed     maximum        Amount
securities       Amount       maximum      aggregate      of
to be            to be        offering     offering       regis.
registered       registered   per share    price          fee

Common stock,    812,432      $3,75      $3,046,620(2)   $1,051.00
$.01 par         shares(1)

Warrants(3)      81,243       n/a             n/a                -0-
Common stock,
underlying
warrants         81,243       $4.80(4)      389,966         135.00
                 shares

                 Totals                  $3,436,586      $1,186.00

(1) Shares registered are held by current nonaffiliated shareholders of the Registrant; such shares are being registered for public resale. (2) Pursuant to Rule 457(c), the registration fee is based on last sale price of Registrant's common stock (traded on NASDAQ/NMS) on November 29, 1995. (3) Warrants are held by placement agent for prior private offering, and by an officer of former placement agent. (4) The fee for the underlying shares is based on the warrant exercise price of $4.80, pursuant to Rule 457(g).

Prospectus                                             Subject to Completion
                                                       December _____, 1995

                             U.S. ENERGY CORP.
                           893,675 COMMON SHARES
                __________________________________________

812,432 shares of common stock (the "Placement Shares") are offered for sale by shareholders ("Selling Shareholders") of U.S. Energy Corp. ("USE", the "Company" or "Registrant"), a Wyoming corporation. The Selling Shareholders purchased the Placement Shares from USE in July 1995. The Placement Shares have been registered for sale to the public by the Selling Shareholders, by the filing of the Registration Statement (of which this Prospectus is a part) with the Securities and Exchange Commission ("Commission") under the Securities Act of 1933, as amended ("1933 Act").

Warrants to purchase 81,243 shares of common stock, and the 81,243 shares underlying the warrants, are offered for sale by RAF Financial Corporation and one of its officers (together, "RAF"). RAF was the placement agent for the USE private offering of the Placement Shares in July 1995, and as compensation therefor, acquired warrants ("Warrants") to purchase the 81,243 shares of USE common stock (the "RAF Shares") in connection with such private offering. The Warrants are exercisable until July 25, 2000, for $4.80 per share of common stock. By filing this Registration Statement with the Commission under the 1933 Act, USE has registered the Warrants, and the underlying RAF Shares, for sale to the public by RAF. As of November 25, 1995, none of the Warrants have been exercised. The Placement Shares and the RAF Shares are hereinafter collectively referred to as the "Common Shares."

Common stock of USE is traded on the NASDAQ/NMS quotation system.
At November 29, 1995, the closing bid price was $3.75 per share.

The Common Shares will be offered by the Selling Shareholders, and by RAF, at market prices from time to time. RAF may offer the Warrants from time to time after July 24, 1996. Selling commissions will be paid by the Selling Shareholders and RAF for Common Shares and Warrants sold by them. No sales proceeds will be paid to RAF or to the Company or any affiliate of the Company with respect to Common Shares sold by the Selling Shareholders. No sales proceeds will be paid to the Company or any affiliate of the Company with respect to the RAF Shares. See "Plan of Distribution."

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective This Prospectus shall not constitute and offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

              _______________________________________________

                     These are Speculative Securities.
              Such Securities Involve a High Degree of Risk.
                            See "Risk Factors."
              _______________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
           _____________________________________________________

           The date of this Prospectus is December _____, 1995.
           _____________________________________________________

No one is authorized to give any information, or make any representation on behalf of USE, RAF or the Selling Shareholders, or any of them, if not contained or incorporated by reference in this Prospectus and if given or made, such information or representation must not be relied upon as having been authorized by USE, RAF or any of the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered hereby, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

Neither delivery of this Prospectus nor sale of the securities offered hereby, shall create an implication that there has been no change in the information set forth herein since date of this Prospectus.

                           AVAILABLE INFORMATION

USE is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other statements and information with the Commission. The reports and other documents so filed can be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's public reference facilities at Commission regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such documents can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

This Prospectus does not contain all of the information set forth in the Registration Statement and its exhibits, covering the Common Shares offered hereby, certain portions of which have been omitted pursuant to Commission rules and regulations. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement, is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement (and any amendments thereto) and its exhibits, without charge, at the public reference facilities of the Commission at its offices as stated above.

                         INCORPORATION OF CERTAIN
                          DOCUMENTS BY REFERENCE

This Prospectus incorporates by reference documents not presented herein or delivered herewith. Documents relating to USE are available without charge upon request to Secretary, U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501. Telephone requests may be directed to Sharon Miller at (307) 856-9271.

The following documents filed with the Commission by USE (Commission File No. 0-6814) are incorporated herein by reference:
(a) USE Annual Report on Form 10-K for fiscal year ended May 31, 1995; (b) USE Quarterly Report on Form 10-Q for the quarter ended August 31, 1995; and (c) USE Proxy Statement for Annual Meeting held on November 29, 1995.

All documents filed by USE under Section 13(a) or 13(b), or Section 14 of the Exchange Act subsequent to date of this Prospectus and prior to the termination date of the offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document all or a portion of which is incorporated by reference, or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

                          SUMMARY OF THE OFFERING

The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in the information contained in documents which are incorporated by reference into this Prospectus. See "Incorporation of Certain
Documents by Reference."

                                The Company

U.S. Energy Corp. ("USE", the "Company" or "Registrant") is in the general minerals business of acquiring, developing, exploring and/or selling or leasing of mineral properties and, from time to time, mining and marketing of minerals. USE is now engaged in two principal mineral sectors: uranium and gold. Interests are held in other mineral properties (principally molybdenum), but are either non-operating interests or undeveloped claims. It also carries on a small oil and gas operation. Other USE business segments are commercial operations (real estate and general aviation), manufacturing and marketing of professional and recreational outdoor products, and construction operations.

Most USE operations are conducted through a joint venture with Crested Corp. a majority-owned Colorado corporation ("Crested"),and various joint subsidiaries of USE and Crested. The joint venture with Crested is hereafter referred to as "USECC." Construction operations are carried on primarily through USE's subsidiary Four Nines Gold, Inc. ("FNG"). Manufacturing and/or marketing of professional and recreational outdoor products is conducted through The Brunton Company ("Brunton"), a wholly-owned USE subsidiary.
USE and Crested also own oil and gas operations in Montana and Wyoming, which are carried on through Energx, Ltd., a subsidiary of the Company and Crested.

USE and Crested originally were independent companies, with two common affiliates (John L. Larsen and Max T. Evans). In 1980, USE and Crested formed a joint venture to do business together (unless one or the other elected not to pursue an individual project). As a result of USE funding certain of Crested's obligations from time to time (due to Crested's lack of cash on hand), and later payment of the debts by Crested issuing common stock to USE, Crested became a majority owned subsidiary of USE in fiscal 1993.

USE was incorporated in Wyoming in 1966. All operations are in the United States. Principal executive offices are located at 877
North 8th Street West, Riverton, Wyoming 82501, telephone (307)
856-9271.

Except for approximately 1,400 ounces of gold recovered in fiscal 1992 in a bulk sampling program at the Sutter gold property in California, USE has not received revenues from the mining of either uranium or gold during its five fiscal years ended May 31, 1995. Mineral revenues have been received from sales of mineral properties, advance royalties in respect of the Company's molybdenum property, and from sales of uranium under certain of the utility supply contracts held by Sheep Mountain Partners ("SMP", a partnership), by USE and Crested delivering their one-half share of uranium and receiving sales proceeds therefrom. In the future, such uranium contract revenues will be affected by the outcome of the SMP litigation (see "Risk Factor 2 - Litigation/Arbitration - Sheep Mountain Partners") because gross revenues from future performance of all the SMP contracts will flow to the prevailing parties (USE and Crested, or CRIC and its parent Nukem). However, regardless of the outcome of such proceedings, commencement of uranium mining at Green Mountain, Wyoming and/or Ticaboo, Utah may result in utility supply contracts for Green Mountain Mining Venture (of which USE and Crested are joint venture partners with Kennecott Uranium Company), and/or Plateau Resources Limited ("Plateau"), a subsidiary of USE. There is no assurance such mining operations will commence, or that new utility supply contracts will result.

For the fiscal year ended May 31, 1995, USE commercial, recreational product sales and construction operations provided 77% of net revenues to USE. For a discussion of why revenues from mineral sales decreased in this period, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations for Fiscal 1995 Compared to Fiscal 1994, in Registrant's Form 10-K, for fiscal year ended May 31, 1995 ("1995 Form 10-K")."

                               Risk Factors

An investment in the Common Shares of USE involves substantial risks, including the risks of failure to obtain necessary capital to put principal properties into production, continued low uranium prices, litigation and competition. See "RISK FACTORS."

                               The Offering

Securities Offered (1). . . . . . . . . . 893,675 Common Shares(2)

Common Shares Outstanding
  Before and After Offering . . . . . . . 6,424,708 Shares(3)

NASDAQ/NMS Symbol . . . .  . . . . . . . "USEG"
________________

(1)  See "Description of Securities."   (2) 812,432 Common Shares
are offered for sale by the Selling Shareholders; 81,243 Common Shares underlying the Warrants may be offered for sale by RAF upon or following exercise of the Warrants (exercise price $4.80 per share), and 81,243 Warrants held by RAF which may not be sold prior to July 25, 1996. See "Plan of Distribution." (3) Assumes the 81,243 Warrants are exercised by RAF. No Warrants have been exercised at November 25, 1995.

                         SELLING SECURITY HOLDERS

Neither RAF, its officer who holds Warrants, nor any Selling Shareholder (i) has held any position, office or material relationship with the Company or any of its affiliates within the past three years, or (ii) to the knowledge of the Company, owns one percent or more of the Company's outstanding Common Shares. It is anticipated each seller will own none of the securities of the Company after completion of the offering.

                           No. of Common           Number of
                           Shares Owned        Shares Owned by
     Name                Prior to Offering    Selling Shareholder

Robert Abelman                5,000                 5,000
Michael J. Alfano             7,500                 7,500
Amantea Restaurant           10,000                10,000
Michael R. Andriani           5,000                 5,000
Dennis C. Artzer              5,000                 5,000
Robert Eugene &
 Deidre M. Barnett            2,500                 2,500
Jerald W. Blosfeld            5,000                 5,000
Samuel D. Boney               5,000                 5,000
Shirley D. Branch            10,000                10,000
John R. Carvell               5,000                 5,000
Phyllis M. Chancy             2,500                 2,500
Robert Coker                  5,000                 5,000
Consulting on Gov't Trust    20,000                20,000
Cotton-O'Neil
 Profit Trust                15,000                15,000
Cotton-O'Neil Trust
 for Howard N. Ward          10,000                10,000
J. L. Courembis               5,000                 5,000
Robert Croonquist            10,000                10,000
Eleanor Crosswait            55,982                55,982
M. M. DeCourcey               5,000                 5,000
Diaman Assocs. Ltd.
 Inc. Pension Plan           10,000                10,000
Equity L.P.                  34,000                34,000
Stephen A. &
 Diane Folio                  2,500                 2,500
Dennis Ford                   2,500                 2,500
F. L. Fowler, Jr.             5,000                 5,000
Cecil Franseen                5,000                 5,000
Fundamental Growth
 Partners, Ltd.              25,000                25,000
Cary B. Gilman                5,000                 5,000
GMJ Family Trust              3,700                 3,700
Kennith L. Goddard            5,000                 5,000
William B. Goodwin           10,000                10,000
N. Gottenberg                 2,500                 2,500
Ronald P. Green               5,000                 5,000
Jeffrey M. Groh               1,500                 1,500
F. E. Grundeman               2,500                 2,500
Fred M. Harris               25,000                25,000
Hedge Fund
 Partners, Ltd.              25,000                25,000
R. L. Johnson, Jr.            5,000                 5,000
J. F. Kenefick               25,000                25,000
Floyd L. Kittrell             5,000                 5,000
Komatz Joint Acct.            5,000                 5,000
Jack D. Koser                 5,000                 5,000
R. T. Kruger
 Profit Plan                  5,000                 5,000
Joseph Lazzara                5,000                 5,000
Forrest Walton Lee            3,000                 3,000
F. Walton Lee, Jr.            5,000                 5,000
Donald J. Lippert             1,500                 1,500
M. W. Longman                 2,000                 2,000
M. A. Lowenstein              5,000                 5,000
James. H. Lutz                2,500                 2,500
John M. Madfis                5,000                 5,000
John F. & Paula J.
 Mahaney                      1,250                 1,250
Ramon & Bridget
 Martin-Busutil              13,000                13,000
Wm I. & Barbara T.
 McClanahan                   5,000                 5,000
Merwin Assoc. L.P.           14,000                14,000
John L. Moran                10,000                10,000
T. Nakamura                  60,000                60,000
C. E. Nightengale            10,000                10,000
C. E. & B. Jeanne
 Nightengale                  5,000                 5,000
A. L. Park                    5,000                 5,000
Samuel Peak                   1,250                 1,250
Vannette F. Poole            10,000                10,000
Robert C. Pyle                1,250                 1,250
Stephen A. &
 Lynden L. Rader              5,000                 5,000
Tony L. Rampey                5,000                 5,000
Richard &
 Sidney Rasure                3,500                 3,500
Rand Redfern                  5,000                 5,000
Ralph M. Reitan              75,000                75,000
Harvey D. Rhoads              1,250                 1,250
R. J. & Maryanne
 Ruggiero                     1,250                 1,250
Wm. B. Saeger                 5,000                 5,000
George Sauble                 1,250                 1,250
E. P. Schumacher              5,000                 5,000
J. R. Serafini                5,000                 5,000
J. R. Serafini, Jr.           5,000                 5,000
Patrick J. &
 Nellie E. Sharkitt           5,000                 5,000
A. J. Schelich Trust          5,000                 5,000
Fred Simmons                  5,000                 5,000
Barry Slosberg               15,000                15,000
Larry B. Smith                5,000                 5,000
Charles D. &
 Bonnie Belle Snow            5,000                 5,000
Robt. W. Streett             10,000                10,000
Garner R. Stroud              3,750                 3,750
William R. Teele              5,000                 5,000
J. David Thompson             1,500                 1,500
United Sovereign
 Trust Co. Ltd.              10,000                10,000
John F. & Paula J.
 Mary F. Virden               5,000                 5,000
James F. &
 Kathryn J. Wagner            2,500                 2,500
Luther M. Wikle               5,000                 5,000
M. G. Williams, Jr.           5,000                 5,000
James M. Wilson               5,000                 5,000
Deborah Wolfson              25,000                25,000
Takuwa Yamamoto               5,000                 5,000
                            812,432               812,432

                              No. of
                          Warrants Owned            No. of
     Name                Prior to Offering     Warrants Offered

RAF Financial Corporation    40,922                40,922
Robert Long                  40,921                40,921

                           Plan of Distribution

The Common Shares will be offered from time to time by the Selling Shareholders and RAF (i) in transactions in the over-the-counter market, automated inter-dealer system on which the Common Shares are then listed in negotiated transactions or a combination of such methods of sale, and (ii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Shareholders and RAF may effect such transactions directly with the broker-dealers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Common Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Sales of the Common Shares and Warrants may be made pursuant to this Prospectus or pursuant to Rule 144 adopted under the 1933 Act. No underwriting arrangements exist as of the date of this Prospectus. Upon being advised of any underwriting arrangements that may be entered into by the Selling Shareholders or RAF after the date of this Prospectus, the Company will prepare a supplement to this Prospectus to disclose the name of such underwriters and such arrangements. Expense of any sales pursuant to this Prospectus will be borne by the parties as they may agree. See "Selling Shareholders."

RAF and its officer are not permitted by the terms of the Warrants issued by the Company to sell or transfer the Warrants prior to July 25, 1996. They are permitted, however, to exercise the Warrants and sell the underlying Common Shares prior to July 25, 1996.

The Company is paying certain of the expenses, which are estimated at $14,500, of registering the Selling Shareholders' Common Shares under the 1933 Act consisting of all costs incurred in connection with the preparation of the registration statement (except for any fees of counsel for the Selling Shareholders or RAF). The Selling Shareholders and RAF will pay or assume brokerage commissions, or underwriting discounts, incurred in the sale of the Common Shares, which commissions or discounts are not being paid or assumed by the Company.

                                 Selected Financial Data
                                                   May 31,
                          --------------------------------------------------------
                              1994           1993           1992           1991
                          -----------    -----------    -----------    -----------
Current assets            $ 3,866,600    $ 1,650,300    $ 3,260,500    $ 7,302,300
Current liabilities         1,291,700      1,592,100        681,900        816,000
Working capital             2,574,900         58,200      2,578,600      6,486,300
Total assets               33,090,300     24,037,200     24,583,000     20,500,100
Long-term
  obligations(1)           16,612,500      2,900,000      4,540,400      3,244,100
Shareholders' equity       12,559,100     15,063,200     14,982,900     15,045,500

                                                 August 31,1995
                          May 31, 1995             (unaudited)
                          ------------           --------------
Current assets            $ 4,058,000              $ 4,260,300
Current liabilities         4,036,000                1,492,500
Working capital                22,000                2,767,800
Total assets               34,165,000               34,506,100
Long-term
obligations(1)(2)          15,882,300               16,056,300
Shareholders' equity       12,168,400               14,988,200

(1)Includes $3,951,800, $3,951,800, $1,695,600, $1,695,600, and $725,900
of reclamation liabilities, and additional amounts of other accrued liabilities, on uranium properties at May 31, 1995, 1994, 1993, 1992, and 1991, respectively. See Notes F and K to the Consolidated Financial Statements contained in Registrant's 1995 Form 10-K.

(2) See Notes 4 and 5 to the unaudited Condensed Consolidated Financial Statements contained in Registrant's Form 10-Q for fiscal quarter ended August 31, 1995.

                                                   For Years Ended May 31,
                          -----------------------------------------------------------------------
                              1995          1994            1993           1992           1991
                          -----------    -----------    -----------    -----------    -----------
Revenues                  $ 9,148,000    $ 8,776,300    $ 9,045,500    $ 6,353,600    $ 9,569,100
Income (loss) before
  equity in income
  (loss) of affiliates,
  provision for
  income taxes and
  extraordinary item       (2,281,500)    (3,587,900)      (103,100)       819,200      6,082,900

Equity in (loss) of
  affiliates                 (442,300)      (390,700)      (444,700)      (324,900)       (96,100)

Net income (loss)          (2,070,600)    (3,370,800)      (221,900)       613,200      6,164,900

Income (loss) per
  share before
  extraordinary item      $     (.42)    $      (.70)   $      (.05)   $       .09    $       .93
Extraordinary item             --              --            --                .06            .62
Income (loss) per
  share before
  cumulative effect
  of accounting change          (.42)           (.70)          (.05)           .15           1.55
Cumulative effect at
  June 1, 1993 of income
  tax accounting change        --               (.06)        --            --             --
Net income (loss)
  per share               $     (.42)    $      (.76)   $      (.05)   $       .15    $      1.55

Cash dividends
  per share               $    -0-       $    -0-       $    -0-       $   -0-        $    -0-

                            For Three Months Ended August 31,
                          -------------------------------------
                              1995                      1994
                           (Unaudited)              (Unaudited)
                          -------------            ------------

Revenues                  $  5,665,300             $  2,652,000

Income (loss) before
  equity in
  loss of affiliates
  and provision for
  income taxes                   88,800                (496,000)
Equity in loss
  of affiliates                 (75,600)                (96,400)
Net loss                        (22,400)               (453,200)
Net loss per share                 *                       (.09)
Cash dividends per share          -0-                    -0-


* Less than $.01 per share.

                       RISK FACTORS

Prospective investors should note that the business of USE is subject to certain risks, including the following:

1. Working Capital Requirements. Cash requirements of USE for fiscal 1996 are the funding of on-going general and administrative expenses, including legal costs incurred as a result of the SMP proceedings described in risk factor 2 below; mine development and holding costs of the Sutter gold property described below; Plateau mill holding (standby) costs; SMP mines standby costs; and costs to acquire uranium oxide which USE may be obligated to deliver under the SMP contracts.

If additional amounts of working capital are not received, USE and Crested will need to either sell equity or interests in various assets to raise the necessary funds to sustain operations. Monthly operating expense to hold properties and fund general and administrative expense is estimated at $300,000 to $350,000 for the last three quarters of fiscal 1996, of which approximately $150,000 is expected to be provided from current commercial and construction operations. These estimates reflect elimination of most legal expenses associated with the SMP proceedings, because a decision is expected from the arbitration panel in March 1996 (see "Material Changes"). Conventional lending sources and possible equity sales are expected to be sufficient to cover the operating deficits (estimated at $1,800,000 for property holding and general and administrative expense). However, significant funding in excess of such sources will be required to put the principal mineral properties into production (Plateau's uranium mines and mill and the Sutter gold property).

Continued operating losses without offsetting replacements of working capital will adversely affect USE's ability to continue to operate its business as described in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Registrant's 1995 Form 10-K, and Registrant's Form 10-Q for fiscal quarter ended August 31, 1995 for information on future working capital requirements and capital resources.

2. Litigation/Arbitration - Sheep Mountain Partners. Because of USE and Crested litigation/arbitration against Nukem/CRIC, their partner in the Sheep Mountain Partners Partnership ("SMP"), USE and Crested have been required to fund $4,521,600 in standby mine maintenance and related costs of the SMP mines from June 1991 through May 31, 1995. Another $147,800 was spent on such costs in the three months ended August 31, 1995. USE and Crested are seeking to recover these amounts from Nukem and its wholly owned subsidiary, Cycle Resource Investment Corporation ("CRIC"), along with accrued interest of approximately $999,000 through May 31, 1995, for a total of $5,520,600 at May 31, 1995.

Recovery by USE and Crested of their funds advanced to the SMP partnership will depend on the outcome of the litigation/ arbitration, which presently is uncertain. See Item 3 - "Legal Proceedings - Sheep Mountain Partners Arbitration/Litigation" in Registrant's 1995 Form 10-K, and the audited USE Consolidated Financial Statements contained in Registrant's 1995 Form 10-K and "Legal Proceedings" in USE's Form 10-Q for the quarter ended August 31, 1995.

On July 3, 1991, USE and Crested ("plaintiffs") filed a complaint in the United States District Court for the District of Colorado against CRIC, Nukem and various affiliates of CRIC and Nukem (together, the "defendants"), alleging that CRIC and Nukem misrepresented material facts to and concealed material information from the plaintiffs to induce their entry into the SMP Partnership Agreement and various related agreements. Plaintiffs also claim CRIC and Nukem have wrongfully pursued a plan to obtain ownership of the USE-Crested interests in SMP through various means, including overcharging SMP for uranium "sold" to SMP by defendants. Plaintiffs further allege that defendants refused to provide a complete accounting with respect to dealings in uranium with and on behalf of SMP, and that certain defendants misappropriated SMP property and engaged in other wrongful acts relating to the acquisition of uranium by SMP.

Plaintiffs requested that the court order rescission of the SMP Agreement and related contracts, and asked the court to determine the amounts payable to CRIC by USECC as a result of any such rescission order to place the parties in status quo. USE and Crested also requested that the court order defendants to make a complete accounting to them concerning the matters alleged in the amended complaint. They requested an award of damages (including punitive, exemplary and treble damages, interest, costs and attorneys' fees) in an amount to be determined at trial. Plaintiffs further requested imposition of a constructive trust on all property of SMP held by defendants and on profits wrongfully realized by defendants on transactions with SMP.

The defendants filed various motions, an answer and counterclaims against plaintiffs, claiming plaintiffs misappropriated a partnership opportunity by being involved with Kennecott on the Green Mountain uranium properties. Defendants also requested damages (including punitive, exemplary and treble damages, interest costs and attorney fees).

The plaintiffs and defendant agreed to proceed with exclusive, binding arbitration before a panel of three arbitrators with respect to any and all post-December 21, 1988 disputes, claims and controversies, that any party may assert against the other. All pre-December 21, 1988 claims, disputes and controversies pending before the U.S. District Court have been stayed by stipulation between the parties, until the arbitrators enter an order and award in the arbitration proceedings.

An unfavorable outcome to the litigation and/or arbitration could result in loss of the funds advanced for standby maintenance at the SMP mines and loss of the utility supply contracts held by SMP. In addition, Nukem and CRIC are seeking $47 million in damages from USE and Crested in these proceedings. Although Management of USE does not expect Nukem and CRIC to prevail in such proceedings and, in fact, USE and Crested are seeking approximately $258 million in damages from Nukem and CRIC (with a request that such amount be trebled under the Racketeer Influenced and Corrupt Organization
Act), an award of damages against USE and Crested in any substantial amount could have a material adverse effect on the ability of USE and Crested to carry on their business in the manner described in this Prospectus.

3. Sutter Gold - No Current Mining Operations or Gold Production. As of May 31, 1995, USE and Crested have invested more than $10,374,400 in capitalized costs to acquire, permit and develop a gold property in California, held through subsidiary Sutter Gold Mining Company. This investment represents a significant portion of USE's consolidated assets. However, there is no assurance current efforts will be successful in financing the mill construction and mine development costs needed to put the property into full production. There presently are no agreements to obtain such financing. If third-party financing cannot be obtained and/or USE is unable to fund development and production costs from internally generated funds over the next two years the property may be sold for a loss. See Item 1 "Description of Business - Gold - Lincoln Project (California)" in Registrant's 1995 Form 10-K.

4. Additional Shares to Market. In addition to the Common Shares sold to the Selling Shareholders (in the first quarter of fiscal
1996), USE sold 400,000 redeemable Common Shares to private investors in fiscal 1995. Such 400,000 Common Shares were redeemable in August 1995 by USE paying cash therefor ($3.50 per share); however, in lieu of cash redemption, USE had the right to issue one additional Common Share for every three Common Shares originally purchased. In the second quarter of fiscal 1996, USE elected to issue an additional 133,336 Common Shares to the holders of the 400,000 Common Shares, in lieu of paying cash redemptions.

Pursuant to the terms of the private placement offering to the investors, USE has agreed to register (by February 28, 1996) all 533,336 Common Shares for public resale, by filing with the Commission a registration statement therefor under the 1933 Act with the Commission. Public sale of such shares by the investors may depress market prices for the Company's Common Shares.

In addition the Company intends to register and sell prior to December 31, 1995, 150,000 Common Shares (held by its wholly owned subsidiary, The Brunton Company) for its own account.

5. Mineral Industry Risks. Generally, the business of USE is subject to the risks of the minerals industry, including unanticipated delay and expense in putting properties into production, commodity price fluctuations, and variable environmental compliance costs. In addition, recent legislation has increased unpatented federal mining claim holding costs. Other legislation has been proposed which, if enacted, would impose percentage royalties on production from such lands. Any increase in the cost of holding, or producing minerals from, federal land would adversely affect operations on such lands. In addition mining hazards may cause losses not covered by, or in excess of coverage provided by, insurance policies. USE maintains policies which it deems adequate for hazard losses, but there is no assurance coverage would be adequate in any particular event.

Nearly all the uranium properties held by GMMV, SMP, and Plateau are unpatented claims, title to which depends on numerous factual matters including timely annual payments of $100 per claim to the United States Bureau of Land Management ("BLM")and compliance with technical requirements to establish a valid mining claim and to preserve the right to possession of such claims. Although USE believes the holding entity in each case has good title to all the unpatented claims for the particular property, there are always inherent uncertainties in owning unpatented claims which could result in disputes.

6. Reclamation and Environmental Costs. USE is a joint venturer in the GMMV, which entity is responsible for mine reclamation, environmental restoration and decommissioning associated with mineral properties on Green Mountain, in south central Wyoming, and the Sweetwater Mill. Future costs to comply with these obligations are now estimated at approximately $25,000,000. If actual costs are higher, USE could be adversely impacted. There is no assurance the properties will generate sufficient revenues to fund reclamation, restoration and decommissioning costs in excess of current estimates. See Note K to the audited USE Consolidated Financial Statements in Registrant's 1995 Form 10-K, and the notes to the unaudited USE Consolidated Financial Statements in Registrant's Form 10-Q for fiscal quarter ended August 31, 1995, for further information. Current bonds and funds in escrow are deemed adequate for reclamation and decommissioning liabilities associated with the Shootaring Mill in Utah.

USE and Crested have assumed the reclamation obligations, environmental liabilities and contingent liabilities for employee injuries, from mining the Crooks Gap and other properties in the Sheep and Green Mountain Mining Districts. The reclamation obligations, which are established by governmental regulators, were most recently set at $1,451,800, which amount is shown on USE's balance sheet as a long-term obligation.

To assure the reclamation work will be performed, regulatory agencies require posting of a bond or other security. USE and Crested satisfied this requirement with respect to SMP properties by mortgaging their executive office building and a trailer park in Riverton, Wyoming. A portion of the funds for the reclamation of SMP's properties was to have been provided by SMP, which agreed to pay up to $.50 per pound of uranium produced from its properties to USE and Crested for reclamation work. The status of this commitment could be impacted by the ultimate resolution of the arbitration/litigation with Nukem/CRIC.

The GMMV and Sweetwater Mill reclamation liabilities are self bonded by Kennecott, and accordingly are not recorded in the USE or Crested financial statements. The SMP and Plateau reclamation liabilities were recorded at $1,451,800 and $2,500,000 respectively (total $3,951,00) in the audited USE Consolidated Financial Statements. See the USE 1995 Form 10-K. A cash bond of approximately $40,000 is posted for miscellaneous reclamation costs at the Sutter gold property (carried under "Other Assets-Deposits and Other" on the USE financial statements). Reclamation and environmental obligations for the oil and gas properties held by USE are deemed insignificant and manageable in the ordinary course of business.

7. Possible Losses on Uranium Contracts. As of May 31, 1995, SMP held contracts for delivery of an estimated 5.5 million pounds of U3O8 to domestic utilities from 1996 through 2000. Actual quantities of U3O8 purchased by utilities over that period of time may vary by 10 to 25 percent, as provided in the contracts (see
Item 1 "Description of Business - Uranium - Sheep Mountain Partners
- SMP Marketing" in Registrant's 1995 Form 10-K), and profit or loss to SMP on the deliveries will depend on the cost of inventory. Profits on such future deliveries cannot be predicted. Management of the Company does not anticipate any material losses from the sales of U3O8 pursuant to these contracts. As of the date of this Prospectus, all contract prices exceed the current market price, however, there is no assurance this situation will not change in the future.

Increases in the spot market would increase USE's cost of delivering on certain of the SMP contracts, thus reducing profits, while spot market decreases would increase profits on such contracts. USE recorded a loss of $162,900 in fiscal 1994 on deliveries of its portion of certain of the SMP contracts, as the cost of uranium exceeded the contracted price. Due to the SMP dispute, earlier arrangements between the partners to deliver their shares of the SMP contracts in spite of the dispute were abandoned, and USE made no deliveries (and therefore recorded no revenues or losses) on any SMP contracts during fiscal 1995.

All uranium supply contracts presently are held by SMP. USE could lose the contracts if the SMP arbitration proceedings are decided against USE and Crested.

8. Competition. There is keen competition in the domestic minerals industry, and the oil and gas business, for properties and capital. USE's competitors include major mining and oil and gas companies, many of which are larger than USE in all respects. The location and composition of mineral ore bodies are of great importance to the competitive position of a mining company. Producers of high-grade ore with readily extractable minerals are in an advantageous position. Producers of one mineral may be able to efficiently recover other minerals as by-products, with significant competitive impact on primary producers. Substantial capital costs for equipment and mine-works are often needed. As a result, owners of producing properties, particularly if purchase contracts for the production are in place, generally enjoy substantial competitive advantages over organizations that propose to develop non-producing properties.

In its other business segments, USE affiliate FNG encounters strong competition with a number of larger civil engineering construction firms in the western United States, and Brunton competes with domestic and foreign sporting and professional equipment manufacturers, some of which are larger and better capitalized.

9. Uranium Prices and Competition. Uranium market prices in the United States have declined from as high as $17.00 per pound in 1988 to less than $8.00 per pound in 1992, and recovered to about $11.80 per pound in November 1995. Further sustained price increases in the spot market (to $14.00 per pound) are believed to be required to impel United States utilities to seek long term price stabilizing uranium supply contracts. There is no assurance of this upward price movement. USE would be adversely affected if the United States utilities with nuclear power plants do not seek long term uranium supply contracts in the 1990s. See Item 1 "Description of Business - Uranium - Uranium Market Information" in Registrant's 1995 Form 10-K. Although the extent of such adverse impact cannot be predicted, if uranium prices remained so depressed through the 1990s that USE's properties and facilities were not put into operation, the book value of such assets might decrease and USE could be required to reclaim or restore such properties.

USE believes that if and when market prices improve, it will be able to compete with other uranium producers, primarily because it holds significant uranium resources in place, along with the necessary mining and milling facilities. Applications have been submitted to upgrade the mill facilities' licenses to operating levels, however, delays in final permitting may be encountered, as the uranium refining industry is closely regulated by the U. S. Nuclear Regulatory Commission.

Nonetheless, USE expects competition from other producers in Canada, Australia and Africa (where uranium is a byproduct of other mineral recovery processes), from the de-enrichment of highly enriched uranium recovered from the dismantlement of U.S. nuclear weapons, and from imports to the United States of uranium from the Commonwealth of Independent States (formerly the Soviet Union).
See Item 1 "Description of Business - Uranium - Uranium Market Information" and "NUEXCO Exchange Value" in Registrant's 1995 Form 10-K.

10. Variable Revenues and Recent Losses. Due to the nature of USE business, there are from time to time major increases in gross revenues from sale of mineral properties. During fiscal 1991, $7,193,600 was recognized from sale of a partial interest in a uranium property to Kennecott Uranium Company (a GMMV partner). No such revenues were recognized from fiscal 1992 through fiscal 1995. Further, USE realized a net gain in fiscal 1992 of $613,000, but net losses were realized from fiscal 1993 through fiscal 1995 (in the respective amounts of $221,900, $3,370,800 and $2,070,600). In fiscal 1995, 77% of net revenues were provided by commercial, recreational product sales and construction operations. Continued operating losses without offsetting replacements of working capital will adversely affect USE's ability to continue its operations as described in this Prospectus. See Risk Factor 1 above.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations," in Registrant's 1995 Form 10-K for discussion of such items for the last three fiscal years.

11. Bullfrog Litigation. The Company and Crested, and other third parties are defendants and crossclaimants in certain litigation in the District Court of Nye County, Nevada, brought by Bond Gold Bullfrog Inc. ("BGBI") in July 1991. BGBI is an affiliate of Barrack Corp., a large international gold producer headquartered in Toronto, Canada. The litigation primarily concerns extralateral rights associated with two patented mining claims owned by Parador Mining Company Inc. ("Parador") and initially leased to a predecessor of BGBI. USE and Crested assert certain interests in the claims under an April 1991 assignment and lease with Parador, which claims are in and adjacent to BGBI's Bullfrog open pit and underground mine.

Parador, USE and Crested had previously advised BGBI that they are entitled to royalty payments with respect to extralateral rights of the subject claims on minerals produced at the Bullfrog Mine, claiming that the lode or vein containing the gold mineralization apexes on the Parador claims and dips under the claims leased to BGBI by a third party.

BGBI seeks to quiet title to its leasehold interest in the subject claims, alleging that Parador's lease thereof to USE and Crested is adverse to the interest claimed by BGBI, and that the assertions by USE and Crested of an interest in the claims have no foundation. BGBI seeks a determination that USE and Crested have no rights in the claims, and an order enjoining USE and Crested from asserting any interest in them. BGBI further asserts that in attempting to lease an interest in the subject claims to USE and Crested, Parador breached the provisions of its lease to BGBI, and that Parador is responsible for the legal fees and costs incurred by BGBI in the quiet title action, which many be offset against royalties. Under an arrangement to pay certain legal expenses of Parador, USE and Crested may be responsible for any such amounts.

BGBI alleges that by entering into the Assignment and Lease of Mining Claims with Parador, USE and Crested disrupted the contractual relationship between BGBI and Parador. In addition, BGBI claims that the USECC-Parador agreement slanders BGBI's title to the claims. BGBI seeks compensatory damages from Parador, USE, and Crested; punitive damages from USE and Crested; and costs and other appropriate relief from Parador, USE and Crested, all in amounts to be determined.

Trial of the case is scheduled for December 11-14, 1995. USE and Crested believe that they have rightfully acquired an interest in extralateral rights concerning the subject claims. Nevertheless, it is too early to determine a probable outcome of this case. If USE's and Crested's position concerning extralateral rights is sustained, substantial additional revenues and income may be received by USE and Crested from royalties payable with respect to gold produced from the Bullfrog Mine. If, however, the decision of the court is adverse to USE and Crested, an award of damages against USE and Crested in any substantial amount could have a material adverse effect on the ability of USE and Crested to carry on their business in the manner described in this Prospectus.

12. Potential Issuance of Preferred Stock. Under the USE Restated Articles of Incorporation as amended ("Restated Articles") and as permitted by the Wyoming Business Corporation Act ("WBCA"), the USE Board of Directors has authority to create series of preferred stock and to issue shares thereof, without the approval of any USE shareholders. The creation and issue of USE preferred stock with dividend rights senior to the USE Common Shares could adversely affect common stockholder participation in future earnings through dividends that otherwise would be available for distribution to holders of the Common Shares.

Such preferred stock also could inhibit a takeover of USE. Under the WBCA, separate voting approval by classes of stock is required for certain substantive corporate transactions. If the interests of preferred stockholders is perceived to be different from those of the common stockholders, the preferred stockholders could withhold approval of the transactions needed to effect the takeover.

13. Potential Anti-Takeover Effects of Staggered Board. The USE Board of Directors is presently divided into three classes of two directors each. Pursuant to the USE Restated Articles and as permitted by the WBCA, the directors in each class serve a three year term, and only those directors in one class are reelected each year. This board classification could stall a takeover of USE, even if a majority of the common stock were to be held by persons desiring a change in control of the Board. See "Description of Securities to be Registered."

                DESCRIPTION OF SECURITIES TO BE REGISTERED

The securities to be registered pursuant to this Registration
Statement consist of shares of the Company's $.01 par value common stock, Warrants to Purchase Common Stock ("Warrants"), and the shares of common stock underlying the Warrants.


Common Stock. The Company's Restated Articles authorize issuance of 20,000,000 shares of common stock, $.01 par value.

Holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor.

Holders of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors to the Company's Board of Directors. Cumulation is effected by multiplication of shares held by the number of director nominees, and voting is by casting the product as desired among the nominees;
directors are elected by a plurality of votes cast.   Pursuant to
the Company's Restated Articles and the Wyoming Management Stability Act, shares of common stock held by Crested may be voted by Crested in elections of USE directors, so long as USE conducts substantial business in Wyoming and is "qualified" under such Act as having assets in excess of $10,000,000, with a class of stock listed on NASDAQ or on a principal exchange.

In the event of dissolution, liquidation or winding up of USE, holders of common stock are entitled to share ratably in assets remaining after creditors (including holders of any preferred stock, as to liquidation preferences) have been paid.

All outstanding shares of common stock (including the Common Shares offered for sale by this Prospectus) have been fully paid and are nonassessable. All shares of common stock issued on exercise of the Warrants, when paid for as required by the Warrants, will be issued as fully paid and nonassessable.

Warrants. The Company has issued Warrants which entitle the holder thereof to purchase a total of 81,243 Common Shares. The Warrants are currently held by RAF and one of RAF's executive officers (collectively, "RAF"). RAF is entitled to exercise its Warrants and sell the underlying Common Shares at any time prior to the expiration of the Warrants on July 25, 2000, but RAF is not permitted, by the terms of its Warrants, to sell the Warrants prior to July 25, 1996. The Warrants are exercisable at a price of $4.80 per share, subject to adjustment of the number of Common Shares and the price to be paid for a Common Share upon the occurrence of certain events described in the Warrants. Holders of the Warrants are not entitled to any rights of a shareholder of the Company.

                             MATERIAL CHANGES

Update on Sheep Mountain Partners Arbitration

On October 23, 1995 the arbitration panel decided that the issuance of its Order and Award by December 1995 would not be possible and concluded that it will need a period of time up to and including March 1, 1996 before such Award will be issued. The panel reserved the right to extend that period of time further should it unanimously decide such further extension is necessary.

Construction - Four Nines Gold, Inc.

The contract awarded to FNG by the City of Lead, South Dakota for municipal road and drainage construction and rock slide area stabilization has been increased as a result of change orders by the City to $3,402,885 as of October 31, 1995. FNG had performed 74 percent of the contract, billing $2,518,728 (including 5 percent retainage against completion of the project) of which $2,213,122 had been paid as of October 31, 1995. FNG continues to expect the contract to be profitable.

On September 13, 1995 FNG was awarded a separate construction contract for $618,270 by the United States Department of the Interior, Bureau of Reclamation, for the Minor Laterals, North Canal, Stage 5, Belle Fourche Unit, South Dakota. The work consists of constructing 3.81 miles of pipeline, approximately 1.4 miles of gravel-surfaced road, removing existing reinforced concrete hydraulic structures and constructing miscellaneous concrete structures which include four inlets. Notice to proceed with the work on this contract was given on September 29, 1995, with final completion required by May 10, 1996.

                                  EXPERTS

The consolidated financial statements of USE incorporated by reference in this Prospectus from the Company's 1995 Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report which includes an explanatory paragraph that describes the litigation discussed in Notes E and K to such Consolidated Financial Statements.

                               LEGAL MATTERS

Stephen E. Rounds, Denver, Colorado, has acted as special counsel to USE in connection with this offering.

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

Legal                  $  8,000.00*
Audit                     4,000.00*
SEC and state fees        2,500.00*
                       $ 14,500.00*
* Estimate

Item 15.  Indemnification of Directors and Officers.

The Wyoming Business Corporation Act ("WBCA"), W.S. 17-16-850 et seq., provides for indemnification of the Registrant's officers, directors, employees, and agents against liabilities which they may incur in such capacities. A summarization of circumstances in which such indemnification may be available follows, but is qualified by reference to Registrant's Restated Articles of Incorporation and the text of the statute.

In general, any officer, director, employee, or agent may be indemnified against expenses, fines, settlements, or judgments arising in connection with a legal proceeding to which such person is a party, as a result of such relationship, if that person's actions were in good faith, believed by him or her to be in (or at least not opposed to) the Registrant's best interests, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by decision of the Board of Directors (by directors not at the time parties to the proceeding) or by majority shareholder vote (excluding shares held or controlled by directors who are at the time parties to the proceeding), or by opinion of special legal counsel.

The circumstances under which indemnification would be made in connection with an action brought on behalf of the Registrant are generally the same as stated above, except that indemnification is permitted only for reasonable expenses.

In addition, Registrant has statutory authority to purchase insurance to protect its officers, directors, employees, and agents against any liabilities asserted against them, or incurred in connection with their service in such capacities. Further, the Registrant may advance or reimburse funds to a director who is a party to a proceeding, for reasonable expenses incurred in connection with a proceeding.

Item 16.  Exhibits

5.1 and
23.2      Opinion and Consent of Stephen E. Rounds, Esq.*

23.1      Consent of Arthur Andersen LLP, Independent Public
          Accountants*

*  Filed herewith.

Item 17.  Undertakings.

The Registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

          (i)  To include any prospectus required by section
10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registrations Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by such paragraphs, is contained in periodic reports filed by the Registrant pursuant to Section 13 of the Securities Exchange Act of 1934 that are incorporated by reference into this Registration Statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(a)(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Riverton, Wyoming, on November 29, 1995.

                                       U.S. ENERGY CORP.
                                            (Registrant)


Date:  November 29, 1995           By: s/ John L. Larsen
                                       JOHN L. LARSEN, President
                                       and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


Date:  November 29, 1995           By: s/ John L. Larsen
                                       JOHN L. LARSEN, President
                                       and Director


Date:  November 30, 1995           By: s/ Max T. Evans
                                       MAX T. EVANS, Director


Date:  November 29, 1995           By: s/ Harold F. Herron
                                       HAROLD F. HERRON, Director


Date:  November 20, 1995           By: s/ Don C. Anderson
                                       DON C. ANDERSON, Director


Date:  November ______, 1995       By: __________________________
                                       DAVID W. BRENMAN, Director


Date:  November 28, 1995           By: s/ Nick Bebout
                                       NICK BEBOUT, Director


Date:  November 30, 1995           By: s/ Robert Scott Lorimer
                                       ROBERT SCOTT LORIMER,
                                       Principal Financial
                                       Officer and Chief
                                       Accounting Officer